Exhibit 16(a)(1)(vii)

                                  UWINK, INC.

                       OFFER TO PURCHASE ODD-LOTS FOR CASH

uWink, Inc. is offering to purchase all shares of its common stock held by stockholders who owned of record or beneficially 99 or fewer shares as of the close of business on December 1, 2008, for $0.50 per share in cash, plus $20.00 to each stockholder who accepts the offer.

Please read the enclosed offer to purchase for cash and accompanying Authorization Card for the material terms and conditions of the offer to purchase and the procedure for stockholders to tender their shares. The offer is being made only pursuant to the offer to purchase and Authorization Card that this insert accompanies.

This offer to purchase will expire at 5:00 p.m. (Eastern Time) on Thursday, January 15, 2009, unless extended or earlier terminated.

If you are an eligible stockholder and wish to tender your shares in exchange for cash, you must tender all of your shares in the manner described in the offer to purchase and Authorization Card that this insert accompanies. Partial tenders will not be accepted.

            If you have any questions, please contact Nancy Nino of the company at the below:

                                   Nancy Nino
                                   uWink, Inc.
                                16106 Hart Street
                               Van Nuys, CA 91406
                        (818) 909-6030 x 102 (telephone)
                           (818) 909-6070 (facsimile)